UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

LANDMARK LAND COMPANY, INC.
(Name of Issuer)

Common Stock, par value $0.50 per share
 (Title of Class of Securities)

515062 10 7
(CUSIP Number)

William W. Vaughan, III
Landmark Land Company, Inc.
2817 Crain Highway
Upper Marlboro, MD  20774
(301) 574-3330
(Name, Address and Telephone Number of Person Authorized

 to Receive Notices and Communications)

May 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

SCHEDULE 13D

CUSIP No. 515062 10 7

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BDV Family, LLC 26-2458744
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,962,078 (See Item 6)
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,078 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.93%
14		TYPE OF REPORTING PERSON (See Instructions) 00

Item 1.                         Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.50 per share (the “Common Stock”) of the Issuer.  The Issuer’s principal executive offices are located at 2817 Crain Highway, Upper Marlboro, Maryland 20774.

Item 2.                         Identity and Background

(a)	This statement is being filed by BDV Family, LLC, a Delaware limited liability company (“Reporting Person”).

(b)	The business address of the Reporting Person is 2817 Crain Highway, Upper Marlboro, Maryland 20774.

(c)	The principal business of the Reporting Person is to hold assets for the benefit of its members.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	N/A

Item 3.                         Source and Amount of Funds or Other Consideration.

The Reporting Person purchased from Gerald G. Barton (“Barton”) 1,962,078 shares of the common stock of the Issuer (the “Shares”) representing 25.93% of the outstanding stock of the Issuer subject to a reservation by Barton of all voting and dividend rights in and to the Shares until the death of the survivor of Barton and his wife, Martha Jo Barton, for an aggregate purchase price of $3,924,156.  The payment to Barton for the beneficial interest in the Shares was made in the form of two promissory notes drawn by the Reporting Person having an aggregate principal amount of  $3,924,156, with interest accruing thereon at the rate of 2.74% per annum payable annually.  The notes are due and payable in full on or before nine years from the date of the notes.

Item 4.                         Purpose of Transaction.

On May 22,, 2008, Reporting Person purchased certain beneficial interests in the Shares from Barton for $3,924,156, the fair market value of the Shares.  The members of the Reporting Person are comprised of the ten grandchildren of Barton and the managers of the Reporting Person are comprised of the three children of Barton.  The three children of Barton are Joann B. Vaughan, Martha B. Doherty and G. Douglas Barton.  Ms. Doherty and Mr. Barton are officers and shareholders of the Issuer, with shareholdings in the Issuer of 503,207 and 504,507 common shares, respectively.  Ms. Vaughan is the spouse of William W. Vaughan, III who is an officer, director and shareholder of the Issuer with shareholdings in the Issuer of 503,207 common shares.  Since the operating agreement of the Reporting Person states that approval of at least two of the three managers is required to take any action on behalf of the Reporting Person, no individual manager is considered to be the beneficial owner of the Shares and each of the managers individually disclaims beneficial ownership of the Shares.  As a part of the transaction, Barton retained the right to vote the Shares which were transferred to the Reporting Person, as well as the right to receive dividends thereon until the death of the survivor of Barton and his wife, Martha Jo Barton.  As a result of the sale by Barton to the Reporting Person of certain beneficial interests in the Shares, both the Reporting Person and Barton have beneficial interests in, and beneficial ownership of, the Shares.

Item 5.                         Interest in Securities of the Issuer

Barton transferred certain beneficial interests to the Shares to the Reporting Person, but retained the right to vote said Shares and the right to receive dividends from said Shares until the death of the survivor of Barton and his wife, Martha Jo Barton.  As the result of this transfer, both the Reporting Person and Barton hold beneficial interests in and to the Shares which represent 25.93% of the Issuer’s outstanding common stock.  The sale and the purchase of the Shares as described herein is the sole transaction in Issuer’s common stock that was affected during the past 60 days by the Reporting Person and Barton.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person owns a beneficial interest in and to the Shares, subject to the right of Barton to vote the Shares and to receive dividends from the Shares until the death of the survivor of Barton and his wife, Martha Jo Barton.  The members of the Reporting Person consist of the ten grandchildren of Barton and the managers of the Reporting Person consist of the three children of Barton.  The LLC agreement provides that any two of the managers of the LLC shall have the power to take such actions on behalf of the LLC as such managers may deem appropriate, including, without limitation, a sale or disposition of such Shares.  Any sale or disposition of all or a portion of the Shares shall be subject to any rights and interests reserved to Barton.

There are no other contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the Shares.

Item 7.                         Material to Be Filed as Exhibits

Exhibit 1 – Assignment of Gerald G. Barton Shares
Exhibit 2 – Assignment of The Barton Family Trust Shares
Exhibit 3 – Promissory Note in the amount of $3,466,536
Exhibit 4 – Promissory Note in the amount of $457,620

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008

BDV FAMILY, LLC

By:	/s/ G. Douglas Barton
Name:	G. Douglas Barton
Title:	President